SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*
*(Amendment No. 4)*

Childtime Learning Centers, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

168820108
(CUSIP Number)

Benjamin R. Jacobson
595 Madison Avenue, Suite 3100
New York, NY 10022
(212) 758-4500

______________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JP Acquisition Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 208,057 0 208,057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,057

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%

14	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JP Acquisition Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 475,808 0 475,808

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,808

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%

14	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JPAF Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 208,057 0 208,057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,057

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%

14	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JPAF, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 208,057 0 208,057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,057

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%

14	TYPE OF REPORTING PERSON* CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JPAF III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 475,808 0 475,808

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,808

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%

14	TYPE OF REPORTING PERSON* CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jacobson Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 475,808 0 742,432

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 742,432

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%

14	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Benjamin R. Jacobson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF, AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	177,932 792,595 20,038 950,489

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 970,527

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HVS Boxers LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 14,076 0 14,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,076

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%

14	TYPE OF REPORTING PERSON* CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael J. Fuchs

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 16,031 0 16,031

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,031

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) George A. Kellner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF, AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	30,000 2,879,076 30,000 2,879,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,909,076

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.6%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amcito Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 14,076 0 14,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,076

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%

14	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brandywine Managers, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 14,076 0 14,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,076

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%

14	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amcito G.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 14,076 0 14,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,076

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%

14	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David C. Patterson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 14,076 0 14,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,076

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Judith A. Little

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 14,076 0 14,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,076

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gregory S. Little

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 14,076 0 14,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,076

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jacqueline P. Little

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 14,076 0 14,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,076

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nathan Gantcher

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 14,076 0 14,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,076

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gerald L. Parsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 14,076 0 14,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,076

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul V. Hoagland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 1,275 0 1,275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,275

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 0.1%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barcam Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 2,549 0 2,549

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,549

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%

14	TYPE OF REPORTING PERSON* HC

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bernard Matte

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 2,549 0 2,549

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,549

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Raymond P. Barbrick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 1,275 0 1,275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,275

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 0.1%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harrison R. Horan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 19,976 0 19,976

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,976

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Walter E. Cisowski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 1,275 0 1,275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,275

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 0.1%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Timothy Whelan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 1,275 0 1,275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,275

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 0.1%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Dickerson (as Joint Tenant with Right of Survival with Beverly Dickerson)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 2,549 0 2,549

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,549

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beverly Dickerson (as Joint Tenant with Right of Survival with John Dickerson)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 2,549 0 2,549

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,549

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Geraldine Ann Cachat

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 510 0 510

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 510

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 0.1%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jamie L. Goldberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 637 0 637

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 637

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 0.1%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust FBO Nicholas Karlson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 680 0 680

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 680

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 0.1%

14	TYPE OF REPORTING PERSON* OO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust U/A/D 12/21/87 FBO Sara Katherine Jacobson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 1,275 0 1,275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,275

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 0.1%

14	TYPE OF REPORTING PERSON* OO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Morgan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	110,000 5,074 110,000 5,074

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,074

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%

14	TYPE OF REPORTING PERSON* IN

           Notwithstanding anything to the contrary contained herein, each Reporting Person hereby disclaims, for the purposes of Section 13(d) or Section 13(g) of the Securities and Exchange Act of 1934, as amended, beneficial ownership of any Shares not owned directly by such Reporting Person, and the filing of this schedule shall not be construed as an admission that such Reporting Person is the beneficial owner of any such Shares.

ITEM 1.  SECURITY AND ISSUER

           This Statement on Schedule 13D/A, Amendment No. 4 ("Amendment No. 4") relates to the shares of Common Stock, no par value (the "Shares"), of Childtime Learning Centers, Inc., a Michigan corporation (the "Company"), and amends and supplements the Statement on Schedule 13D (the "13D"), dated July 24, 2000, and subsequently amended on August 22, 2000 ("Amendment No. 1") and September 1, 2000 ("Amendment No. 2") each of which were filed on behalf of JP Acquisition Fund II, L.P., JP Acquisition Fund III, L.P., JPAF Limited Partnership, JPAF III LLC, Jacobson Partners, Benjamin R. Jacobson, James F. Wilson, Michael J. Fuchs, George A. Kellner, Wm. Brian Little, Amcito Partners, L.P., Nathan Gantcher, Gerald L. Parsky, Paul V. Hoagland, Bernard Matte, Barcam Holdings, Inc., Raymond P. Barbrick, Harrison R. Horan, Walter E. Cisowski, Timothy Whelan, John Dickerson, Geraldine Ann Cachat, Jamie L. Goldberg, Trust FBO Nicholas Karlson and Trust U/A/D 12/21/87 FBO Sara Katherine Jacobson (such persons, other than James F. Wilson and Wm. Brian Little, are referred to hereinafter as the "Initial Reporting Persons"), and September 30, 2002 ("Amendment No. 3" and, collectively with Amendment No. 1 and Amendment No. 2, the "Prior 13D Amendments") which was filed on behalf of the Initial Reporting Persons and the following additional persons (the "Additional Reporting Persons" and, collectively with the Initial Reporting Persons, the "Reporting Persons"): JPAF, Inc., HVS Boxers LLC, Brandywine Managers, LLC, Amcito G.P., David C. Patterson, Judith A. Little, Gregory S. Little, Jacqueline P. Little, Beverly Dickerson and James J. Morgan.

           Capitalized terms used but not defined herein shall have the respective meanings assigned to them in the 13D or the Prior 13D Amendments.

ITEM 2.  IDENTITY AND BACKGROUND

           Item 2 is hereby amended and supplemented by adding thereto the following information:

           During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Item 3 is hereby amended and supplemented by adding thereto the following information:

           As described more fully in Item 6, certain of the Reporting Persons are Standby Purchasers under the Standby Securities Purchase Agreement (as such terms are defined in Item 6). As Standby Purchasers, such Reporting Persons may acquire an undetermined, but potentially significant, amount of Rights Offering Securities (as defined in Item 6) in exchange for the principal of, and accrued interest on, the Subordinated Notes of Childtime Childcare (as defined in Item 6). In addition, and as more fully described in Item 6, those Reporting Persons who are Standby Purchasers also intend to exercise their rights as stockholders of the Company to subscribe for Rights Offering Securities under the Company’s contemplated Rights Offering (as defined in Item 6) to the extent they hold Subordinated Notes bearing sufficient principal and accrued interest to pay the subscription price therefor and intend to pay for such Rights Offering Securities by surrendering the principal of, and accrued interest on, the Subordinated Notes. In addition, all of the Reporting Persons (including both those who are Standby Purchasers and those who are not Standby Purchasers) may elect to subscribe for additional Rights Offering Securities under the Rights Offering and pay cash therefor. To the extent that any cash is paid by any of the Reporting Persons to purchase Rights Offering Securities under the Rights Offering, such cash shall be paid with personal funds or working capital.

ITEM 4.  PURPOSE OF TRANSACTION

           Item 4 is hereby amended and supplemented by adding thereto the following information:

           As described more fully in Items 3 and 6, certain of the Reporting Persons are Standby Purchasers under the Standby Securities Purchase Agreement, pursuant to which such persons, and certain other persons who are not Reporting Persons, may potentially acquire a substantial number of additional Shares. In addition, the Reporting Persons may acquire additional Shares by subscribing for Rights Offering Securities under the Rights Offering. The purpose of the Rights Offering and the Standby Securities Purchase Agreement is to refinance the Subordinated Notes.

           Any Shares to be acquired by the Reporting Persons under the Rights Offering or the Standby Securities Purchase Agreement will be acquired for investment purposes. Except as expressly disclosed herein, in the 13D or in the Prior Amendments, the Reporting Persons are not currently contemplating any transactions or changes with respect to the Company of a nature which would require disclosure under this Item.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

           Item 5 is hereby amended and restated in its entirety as follows:

           (a) Based on a capitalization schedule prepared by the Company and attached as an exhibit to the Standby Securities Purchase Agreement, a copy of which is filed as an exhibit hereto, the aggregate number of issued and outstanding Shares of the Company as of February 20, 2003 was 5,416,210. The Reporting Persons are not aware of any information that would make this figure inaccurate.

           As of the date of this Amendment No. 4, the Reporting Persons, as a group, beneficially own an aggregate of 3,975,527 Shares representing approximately 71.68% of the Shares that would be outstanding assuming exercise of presently exercisable options to purchase an aggregate of 130,000 Shares held by Messrs. Jacobson, Morgan and Kellner under the Company’s Director Stock Option Plan.

           The following chart sets forth the beneficial ownership of Shares by each Reporting Person, assuming in each case the exercise by such person of any options to purchase Shares beneficially owned by such person, which options are currently exercisable or will be exercisable within 60 days after the date hereof:

                                        Number of Shares         Percentage
Name                                    Beneficially Owned       of Class
----                                    ------------------       --------
JP Acquisition Fund II, L.P. (1)             208,057               3.8%

JP Acquisition Fund III, L.P. (2)            475,808               8.8%

JPAF Limited Partnership (3)                 208,057               3.8%

JPAF, Inc. (4)                               208,057               3.8%

JPAF III LLC (5)                             475,808               8.8%

Jacobson Partners (6)                        742,432               13.7%

Benjamin R. Jacobson (7)                     970,527               17.9%

HVS Boxers LLC (8)                           14,076                0.3%

Michael J. Fuchs (9)                         16,031                0.3%

George A. Kellner (10)                       2,909,076             53.6%

Amcito Partners, L.P. (11)                   14,076                0.3%

Brandywine Managers, LLC (12)                14,076                0.3%

Amcito G.P. (12)                             14,076                0.3%

David C. Patterson (12)                      14,076                0.3%

Judith A. Little (12)                        14,076                0.3%

Gregory S. Little (12)                       14,076                0.3%

Jacqueline P. Little (12)                    14,076                0.3%

Nathan Gantcher (13)                         14,076                0.3%

Gerald L. Parsky (14)                        14,076                0.3%

Paul V. Hoagland (15)                        1,275                 less than 0.1%

Barcam Holdings, Inc. (16)                   2,549                 0.1%

Bernard Matte (17)                           2,549                 0.1%

Raymond P. Barbrick (18)                     1,275                 less than 0.1%

Harrison R. Horan (19)                       19,976                0.4%

Walter E. Cisowski (20)                      1,275                 less than 0.1%

Timothy Whelan (21)                          1,275                 less than 0.1%

John Dickerson (22)                          2,549                 0.1%

Beverly Dickerson (22)                       2,549                 0.1%

Geraldine Ann Cachat (23)                    510                   less than 0.1%

Jamie L. Goldberg (24)                       637                   less than 0.1%

Trust FBO Nicholas Karlson (25)              680                   less than 0.1%

Trust U/A/D 12/21/87 FBO Sara Katherine      1,275                 less than 0.1%
Jacobson (26)

James J. Morgan (27)                         115,074               2.1%
(1) These Shares (the "JPAF II Shares") are owned directly by JP Acquisition Fund II, L.P. ("JPAF II"). JPAF II has shared voting power and shared dispositive power with respect to all such Shares.

(2) These Shares (the "JPAF III Shares") are owned directly by JP Acquisition Fund III, L.P. ("JPAF III"). JPAF III has shared voting power and shared dispositive power with respect to all such Shares.

(3) Consists of all the JPAF II Shares. JPAF Limited Partnership is the general partner of JPAF II. Consequently, JPAF Limited Partnership may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(4) Consists of all the JPAF II Shares. JPAF, Inc. is the general partner of JPAF Limited Partnership, which is the general partner of JPAF II. Consequently, JPAF, Inc. may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(5) Consists of all the JPAF III Shares. JPAF III LLC is the general partner of JPAF III. Consequently, JPAF III LLC may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(6) Includes all the JPAF III Shares. Jacobson Partners is the sole member of JPAF III LLC, which is the general partner of JPAF III. Consequently, Jacobson Partners may be deemed to have shared voting power and shared dispositive power with respect to all the JPAF III Shares. Also includes 266,624 Shares owned directly by other Reporting Persons as to which, pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict or compel their disposition. Consequently, Jacobson Partners may be deemed to have shared dispositive power, but no voting power, over such Shares.

(7) Includes 10,038 Shares that are owned directly by Mr. Jacobson, as to which Mr. Jacobson has sole voting power and sole dispositive power. Includes 10,000 Shares issuable pursuant to presently exercisable stock options issued to Mr. Jacobson under the Company's Director Stock Option Plan, as to which Mr. Jacobson would have sole voting power and sole dispositive power. Does not include director stock options to purchase 2,500 Shares which will become exercisable in August 2003. Also includes 157,894 Shares which are owned directly by Mr. Jacobson, and which were transferred to Mr. Jacobson by Jacobson Partners on December 31, 2002. Since, pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of such 157,894 Shares, Mr. Jacobson has sole voting power but may be deemed to have shared dispositive power with respect to such Shares. Also includes the 208,057 JPAF II Shares referenced in footnote (1) above, as to which Mr. Jacobson may be deemed to have shared voting power and shared dispositive power. Mr. Jacobson is the controlling shareholder of JPAF, Inc., which is the general partner of JPAF Limited Partnership, which is the general partner of JPAF II. Also includes 475,808 JPAF III Shares referenced in Note (6) above, as to which Mr. Jacobson may be deemed to have shared voting power and shared dispositive power. Mr. Jacobson is the managing partner of Jacobson Partners, which is the sole member of JPAF III LLC, which is the general partner of JPAF III. Also includes 108,730 Shares owned directly by other Reporting Persons as to which, pursuant to the Securityholders' Agreement, Mr. Jacobson has certain proxy voting rights and Jacobson Partners has certain significant rights to both restrict and compel their disposition. Consequently, Mr. Jacobson may be deemed to have shared voting power and shared dispositive power with respect to such 108,730 Shares.

(8) These Shares are owned directly by HVS Boxers LLC. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, HVS Boxers LLC may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(9) Includes the 14,076 Shares owned directly by HVS Boxers LLC as described in Note (8) above. Mr. Fuchs is the managing member of HVS Boxers LLC, and, therefore, may be deemed to have shared voting power and shared dispositive power with respect to such Shares. Also includes 680 Shares owned directly by Trust FBO Nicholas Karlson and 1,275 Shares owned directly by Trust U/A/D 12/21/87 FBO Sara Katherine Jacobson (collectively, the "Trusts"). Mr. Fuchs serves as trustee for the Trusts, and, therefore, may be deemed to have shared voting power and shared dispositive power over the Trusts' Shares.

(10) Includes 2,427,373 Shares owned directly by Childcare Associates and 437,627 Shares owned directly by KD Partners II. Since Mr. Kellner is the managing partner of Childcare Associates and the managing partner of KD Special Situations Partners, the investment general partner of KD Partners II, Mr. Kellner may be deemed to have shared voting power and shared dispositive power with respect to all such Shares. Includes 20,000 Shares owned directly by Mr. Kellner, as to which Mr. Kellner has sole voting power and sole dispositive power. Also includes 14,076 Shares owned directly by Mr. Kellner as to which, pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to restrict or compel their disposition and Mr. Jacobson has certain proxy voting rights. Consequently, Mr. Kellner may be deemed to have shared voting power and shared dispositive power with respect to such 14,076 Shares. Also includes 10,000 Shares issuable pursuant to presently exercisable stock options granted to Mr. Kellner under the Company's Director Stock Option Plan, as to which Mr. Kellner would have sole voting power and sole dispositive power. Does not include director stock options to purchase 2,500 Shares which will become exercisable in August 2003.

(11) These Shares are owned directly by Amcito Partners, L.P. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, Amcito Partners, L.P. may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(12) Includes the 14,076 Shares owned directly by Amcito Partners, L.P. as described in Note (11) above. Since Brandywine Managers, LLC is the managing general partner of Amcito Partners, L.P. , David C. Patterson is the managing director of Brandywine Managers, LLC, Amcito G.P. is a general partner of Amcito Partners, L.P., and Judith A. Little, Gregory S. Little and Jacqueline P. Little are general partners of Amcito G.P., each of Brandywine Managers, LLC, David C. Patterson, Amcito G.P., Judith A. Little, Gregory S. Little and Jacqueline P. Little may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(13) These Shares are owned directly by Mr. Gantcher. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, Mr. Gantcher may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(14) These Shares are owned directly by Mr. Parsky. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, Mr. Parsky may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(15) These Shares are owned directly by Mr. Hoagland. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, Mr. Hoagland may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(16) These Shares are owned directly by Barcam Holdings Inc. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, Barcam Holdings, Inc. may be deemed to have shared voting power and shared dispositive power with respect to such Shares.

(17) Includes the 2,549 Shares owned directly by Barcam Holdings Inc. as described in Note (16) above. Since Bernard Matte is President and Chief Executive Officer of Barcam Holdings Inc., he may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(18) These Shares are owned directly by Mr. Barbrick. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, Mr. Barbrick may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(19) These Shares are owned directly by Mr. Horan, and include 15,790 Shares which were transferred to Mr. Horan by Jacobson Partners on December 31, 2002. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, Mr. Horan may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(20) These Shares are owned directly by Mr. Cisowski. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, Mr. Cisowski may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(21) These Shares are owned directly by Mr. Whelan. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, Mr. Whelan may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(22) These Shares are owned directly by Mr. Dickerson and Ms. Dickerson, as JTWROS. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, both Mr. Dickerson and Ms. Dickerson may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(23) These Shares are owned directly by Ms. Cachat. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, Ms. Cachat may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(24) These Shares are owned directly by Ms. Goldberg. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, Ms. Goldberg may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(25) These Shares are owned directly by Trust FBO Nicholas Karlson. As described in Note (9) above, Michael J. Fuchs is the trustee for such trust. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, the trust may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(26) These Shares are owned directly by Trust U/A/D 12/21/87 FBO Sara Katherine Jacobson. As described in Note (9) above, Michael J. Fuchs is the trustee for such trust. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, the trust may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(27) Includes 110,000 Shares issuable pursuant to presently exercisable stock options granted to Mr. Morgan under the Company's Director Stock Option Plan, as to which Mr. Morgan would have sole voting power and sole dispositive power. The remaining 5,074 Shares are owned directly by Mr. Morgan, and include 1,754 Shares which were transferred to Mr. Morgan by Jacobson Partners on December 31, 2002. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, such 5,074 Shares. Consequently, Mr. Morgan may be deemed to have shared voting power and shared dispositive power with respect to such 5,074 Shares.

           As disclosed above, Mr. Kellner may be deemed to share voting and dispositive power with respect to 2,427,373 Shares and 437,627 Shares with Childcare Associates and KD Partners II, respectively. Childcare Associates is a New York entity whose principal business is investing in public and private companies. Childcare Associates’ principal office and principal business are located at 900 Third Ave., 10th Floor, New York, NY 10022. KD Partners II is a Cayman Islands entity whose principal business is investing in public and private companies. KD Partners II’s principal office is located at 900 Third Ave., 10th Floor, New York, NY 10022 and its principal business is located at c/o Ansbacher (Cayman) Limited, P.O. Box 887 GT, 20 Genesis Close, Grand Cayman, Cayman Islands, British West Indies. During the last five years, neither Childcare Associates nor KD Partners II (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

           (b) See the response to 5(a).

          (c) During the 60 days prior to the date of this filing, none of the Reporting Persons has effected any transactions in the Shares.

           (d) Except with respect to Childcare Associates and KD Partners II, each of which may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares directly owned by it, no person other than those listed above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares listed in Item 5(a) above.

           (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Item 6 is hereby amended and supplemented by adding thereto the following information:

           In accordance with the Standby Commitment Letter Agreement, on February 20, 2003, certain of the Reporting Persons and certain other persons listed below (collectively, the “Standby Purchasers”) entered into a Standby Securities Purchase Agreement (the “Standby Securities Purchase Agreement”) with the Company and the Company’s wholly owned subsidiary, Childtime Childcare, Inc. (“Childtime Childcare”). Pursuant to the Standby Securities Purchase Agreement, the Standby Purchasers agreed to serve as standby purchasers in connection with a rights offering (the “Rights Offering”) by which the Company will offer to its stockholders the opportunity to purchase subordinated debt of the Company in an aggregate principal amount of $3.5 million and an additional number of Shares to be calculated on the effective date of the registration statement covering the Rights Offering (such debt and Shares being referred to herein as the “Rights Offering Securities” and such date being referred to herein as the Rights Offering Effective Date”) such that the aggregate proceeds of the Rights Offering, assuming full subscription by the Company’s stockholders, will be sufficient to allow the Company to redeem the principal amount of, and all accrued interest on, the $14 million face amount of Subordinated Notes of Childtime Childcare issued to the Standby Purchasers in connection with the Tutor Time Acquisition. It is not possible on the date hereof to determine what the aggregate amount of Shares to be offered pursuant to the Rights Offering will be. Such number will depend on the per-Share subscription price under the Rights Offering, which will be equal to the volume-weighted average price of the Shares, as traded on the Nasdaq SmallCap Market, during the 28 calendar day period immediately preceding the Rights Offering Effective Date (the “Four-Week Average”); provided, however that if the volume-weighted average price of the Shares, as traded on the Nasdaq SmallCap Market, during the 7 calendar day period immediately preceding the Rights Offering Effective Date (the “One-Week Average”) is more than 10% less than the Four-Week Average, then the per-Share subscription price of the Shares under the Rights Offering will be equal to 110% of the One-Week Average.

           Pursuant to the Standby Securities Purchase Agreement, the Standby Purchasers agreed to purchase all Rights Offering Securities not subscribed for by the stockholders of the Company under the Rights Offering; provided that the Standby Purchasers’ total standby commitment is limited to the aggregate principal amount of, and accrued interest on, the Subordinated Notes (excluding any such principal or interest used to pay for Rights Offering Securities in connection with the participation by any of the Standby Purchasers in the Rights Offering as stockholders of the Company). Pursuant to the terms of the Standby Securities Purchase Agreement, any Rights Offering Securities purchased by the Standby Purchasers pursuant to their standby commitment shall be paid for by surrendering Subordinated Notes representing principal and accrued interest in an aggregate amount equal to the purchase price for such Rights Offering Securities under the Rights Offering.

           As of March 3, 2003, the aggregate principal amount of, and accrued interest on, the Subordinated Notes was $15,369,199.

           The Standby Purchasers’ standby commitment under the Standby Securities Purchase Agreement will terminate if the Company does not consummate the Rights Offering on or before July 18, 2003 or if the Company does not consummate the transactions contemplated under the Standby Securities Purchase Agreement on or before July 28, 2003.

     The Standby Purchasers are:

JP Acquisition Fund II, L.P.
JP Acquisition Fund III, L.P.
Amcito Partners, L.P.
Raymond R. Barbrick
Barcam Holdings, Inc.
Allan Chan
Silvia Cocozza
John Dickerson and Beverly Dickerson, as JTWROS
Edmund Gaffney
Nathan Gantcher
Jamie L. Goldberg
D. M. Harlan, Jr.
Christopher D. Heinz
Harrison R. Horan
HVS Boxers, LLC
Benjamin R. Jacobson
Sara K. Jacobson Trust, Michael Fuchs, Trustee
Virginia Juliano
Nicholas Karlson Trust, Michael Fuchs, Trustee
George A. Kellner
James J. Morgan
Gerald L. Parsky
QFG Ventures, L.P.
Maria Ruvio and Gaetano Ruvio, as JTWROS
Shazeen Sacranie and Gail R. Sacranie, as JTWROS
Kurt Schnaubelt
Timothy E. Whelan

           Upon consummation of the Rights Offering, the Contingent Options to acquire 400,000 Shares previously issued to certain of the Reporting Persons shall become exercisable. See Amendment No. 3.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1.	Standby Securities Purchase Agreement, dated as of February 20, 2003, among the Company, Childtime Childcare, and the Standby Purchasers.

2.	Joint Reporting Agreement and Power of Attorney on Behalf of Each Reporting Person, which is incorporated herein by reference to Exhibit 1 of Amendment No. 3.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JP ACQUISITION FUND II, L.P.

By: JPAF Limited Partnership, General Partner
By: JPAF, Inc., General Partner

By: /s/ Benjamin R. Jacobson
       Benjamin R. Jacobson, President

JP ACQUISITION FUND III, L.P.

By: JPAF III LLC, General Partner
By: Jacobson Partners, Sole Member

By: /s/ Benjamin R. Jacobson
       Benjamin R. Jacobson, Managing Partner

JPAF LIMITED PARTNERSHIP

By: JPAF, Inc., General Partner

By: /s/ Benjamin R. Jacobson
       Benjamin R. Jacobson, President

JPAF, Inc.

By: /s/ Benjamin R. Jacobson
       Benjamin R. Jacobson, President

JPAF III LLC
By: Jacobson Partners, Sole Member

By: /s/ Benjamin R. Jacobson
       Benjamin R. Jacobson, Managing Partner

JACOBSON PARTNERS

By: /s/ Benjamin R. Jacobson
       Benjamin R. Jacobson, Managing Partner

/s/ Benjamin R. Jacobson
BENJAMIN R. JACOBSON

HVS BOXERS, LLC*
MICHAEL J. FUCHS*
GEORGE A. KELLNER*
AMCITO PARTNERS, L.P.*
BRANDYWINE MANAGERS, LLC*
AMCITO G.P.*
DAVID C. PATTERSON*
JUDITH A. LITTLE*
GREGORY S. LITTLE*
JACQUELINE P. LITTLE*
NATHAN GANTCHER*
GERALD L. PARSKY*
PAUL V. HOAGLAND*
BARCAM HOLDINGS, INC.*
BERNARD MATTE*
RAYMOND P. BARBRICK*
HARRISON R. HORAN*
WALTER E. CISOWSKI*
TIMOTHY WHELAN*
JOHN DICKERSON*
BEVERLY DICKERSON*
GERALDINE ANN CACHAT*
JAMIE L. GOLDBERG*
TRUST FBO NICHOLAS KARLSON*
TRUST U/A/D 12/21/87 FBO SARA
       KATHERINE JACOBSON*
JAMES J. MORGAN*

*By: /s/ Benjamin R. Jacobson
         Benjamin R. Jacobson,
as Attorney-in-Fact

Date: March 4, 2003